News Release

REPORT FROM ALBERTA RESEARCH COUNCIL CONFIRMS VERSION™ STRENGTH CHARACTERISTICS

Edmonton, Alberta, December 6, 2004: Resin Systems Inc. ("RSI")   (RS – TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies ("RS"), are pleased to announce that the Alberta Research Council (the "ARC") has issued a final report confirming the favourable performance characteristics of the proprietary polyurethane resin formulation that is marketed and sold by RS under the Version™ trade-name.  A copy of the ARC final report has been posted on RSI's website at www.grouprsi.com.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and related products throughout the global marketplace.

 For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.